Exhibit (d)(9)

December 31, 2015

Salvatore Faia

President

The RBB Fund, Inc.

103 Bellevue Parkway

Wilmington, DE 19809

Re:                             The RBB Fund, Inc. - Bogle Investment Management Small Cap Growth Fund (the “Fund”)

Dear Mr. Faia:

By our execution of this letter agreement (this “Agreement”), Bogle Investment Management, L.P. (the “Adviser”) agrees that in order to improve the performance of the Fund, the Adviser shall, from January 1, 2016 through December 31, 2016, waive all or a portion of its investment advisory fees and/or reimburse expenses (other than acquired fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes) in an aggregate amount equal to the amount by which the Fund’s total operating expenses (other than acquired fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes) exceed a total operating expense ratio (other than brokerage commissions, extraordinary items, interest and taxes) of 1.25% of the Institutional Class of the Fund’s average daily net assets and 1.35% of the Investor Class of the Fund’s average daily net assets.

The Adviser acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed Fund expenses at any time in the future.

BOGLE INVESTMENT MANAGEMENT, L.P.

		By:	/s/ John C. Bogle, Jr.
Name: John C. Bogle, Jr.
Title: President, Bogle Investment Management, LP

Your signature below acknowledges
acceptance of this Agreement:

By:	/s/ Salvatore Faia
Salvatore Faia
President
The RBB Fund, Inc.